02024988

RECD S.E.C.
MAR 25 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.	**CIK # 0000314643**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K to be filed no later than March 31, 2002 8K - FOR 3/25/02	**333-77026**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on March 25, 2002.

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

By: /s/ Thomas G. Lehmann
Thomas G. Lehmann
First Vice President and
General Counsel

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

EXHIBIT INDEX

Exhibit

P 99.2 Certain Computational Materials Prepared by the Underwriters in Connection with Washington Mutual Mortgage Securities Corp. WaMu Mortgage Pass-Through Certificates, Series 2002-AR4. (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Lehman Brothers in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Lehman Brothers and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Lehman Brothers nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the **Lehman Brothers ARMs Trading Desk at (201) 524-2320.**

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Bond Cash Flow Report

Settlement 20020327

Class A2-B

Prepayment: 10.00000 CPR
Default: 0.00000 %CURR.BAL/MON
Recovery: 60.00000
LAG: 0;
CMT_1Y: 2.5900

Prd	Date	Balance	Interest	Principal Pmt	Total	Eff. Coupon	Percent
1	20020425	75,000,000.00	292,658.33	3,406,533.75	3,699,192.08	4.6825	100
2	20020525	71,593,466.25	299,320.35	3,376,765.57	3,676,085.92	5.0170	95
3	20020625	68,216,700.68	285,202.66	3,347,247.20	3,632,449.85	5.0170	91
4	20020725	64,869,453.49	271,208.37	3,317,986.86	3,589,195.24	5.0170	86
5	20020825	61,551,466.62	257,336.42	3,288,982.31	3,546,318.74	5.0170	82
6	20020925	58,262,484.31	243,585.74	3,260,231.31	3,503,817.05	5.0170	78
7	20021025	55,002,253.00	229,955.25	3,231,731.64	3,461,686.89	5.0170	73
8	20021125	51,770,521.36	216,443.92	3,203,481.10	3,419,925.02	5.0170	69
9	20021225	48,567,040.26	203,050.70	3,175,477.51	3,378,528.21	5.0170	65
10	20030125	45,391,562.75	189,774.56	3,147,718.72	3,337,493.28	5.0170	61
11	20030225	42,243,844.03	176,614.47	3,120,202.59	3,296,817.06	5.0170	56
12	20030325	39,123,641.44	163,569.42	3,092,926.99	3,256,496.42	5.0170	52
13	20030425	36,030,714.45	150,638.41	3,065,889.83	3,216,528.24	5.0170	48
14	20030525	32,964,824.62	137,820.44	3,039,089.01	3,176,909.45	5.0170	44
15	20030625	29,925,735.61	125,114.51	3,012,522.48	3,137,636.99	5.0170	40
16	20030725	26,913,213.13	112,519.66	2,986,188.18	3,098,707.84	5.0170	36
17	20030825	23,927,024.95	100,034.90	2,960,084.08	3,060,118.99	5.0170	32
18	20030925	20,966,940.87	87,659.29	2,934,208.18	3,021,867.46	5.0170	28
19	20031025	18,032,732.69	75,391.85	2,908,558.47	2,983,950.32	5.0170	24
20	20031125	15,124,174.22	63,231.65	2,883,132.99	2,946,364.64	5.0170	20
21	20031225	12,241,041.23	51,177.75	2,857,929.76	2,909,107.51	5.0170	16
22	20040125	9,383,111.47	39,229.23	2,832,946.85	2,872,176.07	5.0170	13
23	20040225	6,550,164.62	27,385.15	2,808,182.33	2,835,567.48	5.0170	9
24	20040325	3,741,982.29	15,644.60	2,783,634.29	2,799,278.90	5.0170	5
25	20040425	958,348.00	4,006.69	958,348.00	962,354.69	5.0170	1
			3,818,574.34	75,000,000.00	78,818,574.34		

Bond Cash Flow Report

Settlement 20020327

Class A2-B

Prepayment: 15.00000 CPR
Default: 0.00000 %CURR.BAL/MON
Recovery: 60.00000
LAG: 0;
CMT_1Y: 2.5900

Prd	Date	Balance	Interest	Principal Pmt	Total	Eff. Coupon	Percent
1	20020425	75,000,000.00	292,658.33	5,242,118.55	5,534,776.88	4.6825	100
2	20020525	69,757,881.45	291,646.08	5,171,612.21	5,463,258.29	5.0170	93
3	20020625	64,586,269.23	270,024.43	5,102,043.96	5,372,068.39	5.0170	86
4	20020725	59,484,225.27	248,693.63	5,033,411.54	5,282,105.17	5.0170	79
5	20020825	54,450,813.74	227,649.78	4,965,702.35	5,193,352.13	5.0170	73
6	20020925	49,485,111.39	206,889.00	4,898,903.99	5,105,792.99	5.0170	66
7	20021025	44,586,207.40	186,407.50	4,833,004.19	5,019,411.69	5.0170	59
8	20021125	39,753,203.21	166,201.52	4,767,990.87	4,934,192.39	5.0170	53
9	20021225	34,985,212.34	146,267.34	4,703,852.11	4,850,119.45	5.0170	47
10	20030125	30,281,360.23	126,601.32	4,640,576.14	4,767,177.46	5.0170	40
11	20030225	25,640,784.09	107,199.84	4,578,151.36	4,685,351.20	5.0170	34
12	20030325	21,062,632.73	88,059.36	4,516,566.31	4,604,625.67	5.0170	28
13	20030425	16,546,066.42	69,176.35	4,455,809.70	4,524,986.04	5.0170	22
14	20030525	12,090,256.72	50,547.35	4,395,870.38	4,446,417.73	5.0170	16
15	20030625	7,694,386.34	32,168.95	4,336,737.37	4,368,906.31	5.0170	10
16	20030725	3,357,648.97	14,037.77	3,357,648.97	3,371,686.74	5.0170	4
			2,524,228.54	75,000,000.00	77,524,228.54		

Bond Cash Flow Report

Settlement 20020327

Class A2-B

Prepayment: 20.00000 CPR
Default: 0.00000 %CURR.BAL/MON
Recovery: 60.00000
LAG: 0;
CMT_1Y: 2.5900

Prd	Date	Balance	Interest	Principal Pmt	Total	Eff. Coupon	Percent
1	20020425	75,000,000.00	292,658.33	7,179,486.11	7,472,144.45	4.6825	100
2	20020525	67,820,513.89	283,546.27	7,047,225.38	7,330,771.64	5.0170	90
3	20020625	60,773,288.51	254,082.99	6,917,391.03	7,171,474.02	5.0170	81
4	20020725	53,855,897.48	225,162.53	6,789,948.68	7,015,111.21	5.0170	72
5	20020825	47,065,948.80	196,774.89	6,664,854.27	6,861,629.15	5.0170	63
6	20020925	40,401,094.53	168,910.24	6,542,064.52	6,710,974.77	5.0170	54
7	20021025	33,859,030.01	141,558.96	6,421,536.99	6,563,095.95	5.0170	45
8	20021125	27,437,493.02	114,711.59	6,303,230.00	6,417,941.58	5.0170	37
9	20021225	21,134,263.02	88,358.83	6,187,102.63	6,275,461.46	5.0170	28
10	20030125	14,947,160.39	62,491.59	6,073,114.73	6,135,606.31	5.0170	20
11	20030225	8,874,045.67	37,100.91	5,961,226.88	5,998,327.79	5.0170	12
12	20030325	2,912,818.79	12,178.01	2,912,818.79	2,924,996.80	5.0170	4
			1,877,535.13	75,000,000.00	76,877,535.13		